INTERFACE, INC.
2859 PACES FERRY ROAD, SUITE 2000
ATLANTA, GEORGIA 30339

July 31, 2013

VIA EDGAR and E-Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C.  20549
Attention:  Andrew D. Mew

Re:	Interface, Inc.
Form 10-K for the Fiscal Year Ended December 30, 2012
Filed February 28, 2013
File No. 001-33994

Dear Mr. Mew:

On behalf of Interface, Inc. (the “Company”), I provide the response below to the Staff’s comment letter to the Company dated July 17, 2013 relating to the Company’s 10-K for the Fiscal Year Ended December 30, 2012, filed with the Commission on February 28, 2013 (“Form 10-K”) (File No. 001-33994).

The responses are keyed to correspond to the numbered paragraphs of the Staff’s comment letter, which have been retyped herein in bold for ease of reference.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 30

Revenue Recognition, page 30

1.
We note your disclosure that material differences may result in the amount and timing of net sales for any period if management makes different judgments or uses different estimates.  Please discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past and whether they are likely to change in the future.  Refer to Item V of Release Nos. 33-8350/34-48960.

Response:

Approximately 95% of our sales transactions result in the recognition of revenue at the time of shipment (when persuasive evidence of an agreement exists, collectability is reasonably assured, and the selling price is fixed).  Accordingly, our estimates and assumptions regarding revenue recognition primarily relate to sales returns and allowances, which historically have been in the range of 2.5-3.0% of gross sales.  Over the last several years, we have not experienced any significant fluctuation in sales returns and allowances, our estimates and assumptions related thereto have not changed significantly, and we believe our estimates and assumptions to be reasonably accurate.  Management also believes this past experience can be relied upon for such estimates and assumptions in future periods, as our business model and customer mix have not changed significantly.

U.S. Securities and Exchange Commission, July 31, 2013

The remainder of our revenue (approximately 5%) relates to flooring installation projects, which generally involve short time periods (typically less than two weeks) and therefore present little risk of material difference due to changes in experience.

In future filings, we will enhance our disclosure to clarify these facts and circumstances surrounding our revenue recognition estimates and assumptions.

Item 8.  Financial Statements and Supplementary Data

Consolidated Balance Sheets, page 37

2.	We refer you to Rule 5-02.08 of Regulation S-X. Please confirm prepaid expenses and other current assets do not require further disaggregation.

Response:

The only item of “prepaid expenses and other current assets” that reaches the threshold for disaggregation required by Rule 5-02.08 of Regulation S-X is the receivable as of the end of fiscal year 2012 related to our insurance claim as a result of the fire in Australia in July 2012.  In accordance with the referenced rule, the amount of this receivable is detailed in the footnote to our consolidated financial statements entitled “Fire at Australia Manufacturing Facility.”  In future filings, we will enhance the disclosure in this footnote to explain that this receivable amount is included in “prepaid expenses and other current assets” in our consolidated balance sheet.

Principles of Consolidation, page 39

3.
Please expand your policy to disclose the principles followed in determining the inclusion or exclusion of your subsidiaries in your consolidated financial statements.  See Rule 4-08(a) of Regulation S-X.

Response:

All of our subsidiaries are wholly-owned, and we are not a party to any joint venture, partnership or other variable interest entity that would potentially qualify for consolidation.  We will enhance our disclosure in future filings to make this clear.

Taxes on Income, page 59

4.
You disclose on page 62 that the addition of unrecognized tax benefits in 2012 of $18.1 million was primarily attributable to U.S. tax positions taken in the current year.  Please explain in detail what these tax positions relate to by category and amount, including the facts and timing of the circumstances specific to these positions in the current year as compared to prior years.  See FASB ASC 740-10-50.

Response:

Below is a breakdown of the significant items comprising the $18.1 million addition to unrecognized tax benefits in 2012:

U.S. Securities and Exchange Commission, July 31, 2013

Sale of Bentley Prince Street	$15,880,000
Credit for Increasing Research Activities	1,731,000
Other	507,000
Total	$18,118,000

The Company’s 2012 tax return position with regard to the Sale of Bentley Prince Street (“BPS”), which was consummated in August 2012, is to claim a worthless stock deduction under Internal Revenue Code (“IRC”) Section 165(g)(3) and cancellation of debt income under IRC Section 61, with a corresponding bad debt deduction under IRC Section 166.  These tax return positions are based on BPS’s pre-sale intercompany obligations being deemed debt, which in turn renders BPS insolvent.  An analysis under FIN 48 resulted in an unrecognized tax benefit for both positions, based on the complexity of the facts and circumstances associated with determining insolvency.  In addition, as a result of these positions, an offset to the unrecognized tax benefit was established for the loss of BPS’s allocated federal net operating loss carryforward.

The Company’s 2012 tax return position with regard to the Credit for Increasing Research Activities is to claim a tax credit for qualified research activities undertaken by the Company.  In addition, a current tax benefit was established for the Credit for Increasing Research Activities claimed from 2001 to 2011 as a result of finalizing the documentation, as required in the regulations, to support the Company’s qualified research activities.  An analysis under FIN 48 determined an unrecognized tax benefit for all Credit for Increasing Research Activities based on the complex nature of claiming the credit.

Discontinued Operations, page 63

5.	Please tell us and disclose the gain or loss recognized on the disposal of your Bentley Prince Street business segment as required by FASB ASC 205-20-50-1(b).

Response:

The loss on disposal of our Bentley Prince Street business segment was approximately $13.2 million pre-tax.  In future filings, we will clarify the loss on disposal as well as the costs to sell the business.

6.
We note your presentation of a current asset and current liability of assets of business held for sale on the face of the consolidated balance sheet on page 37, as well as your disclosure on page 64 of the various components of your discontinued operations, which included property and equipment, other assets and other liabilities.  Please tell us the GAAP basis for netting non-current assets and non-current liabilities with current assets, and current liabilities, respectively.

Response:

The only significant long-term asset related to BPS as of the end of fiscal year 2011 was property, plant and equipment of approximately $12 million.  Because this amount was not significant as a percentage of current assets, non-current assets or total assets, we chose to include the amount in current assets in our consolidated balance sheets.  In the footnote to our consolidated financial statements entitled “Discontinued Operations,” we detailed the major components of the BPS business segment, and each of the components is clearly identified.  There were no significant long-term liabilities related to BPS for any period presented.  Because these assets held for sale were liquidated within a year of that balance sheet date (the sale of BPS was consummated in August 2012), we believe this was an appropriate accounting treatment.  In addition, the inclusion of the long-term assets and liabilities of BPS in non-current versus current assets and liabilities does not have any material impact on the Company’s balance sheet or other metrics regarding our operations.  As an example, the only metric potentially impacted by such a reclassification would be the Company’s current ratio, which would decline from 2.8 as of the end of 2011 to 2.7 if the long-term assets held for sale were no longer included in current assets.

U.S. Securities and Exchange Commission, July 31, 2013

Enterprise-Wide Disclosures, page 72

7.
We note your operations are reported as a single reportable segment following the Bentley Prince Street disposition.  Please revise to include disclosure of the factors used to identify your one reportable segment including whether operating segments have been aggregated.  See FASB ASC 280-10-50-21.  Please tell us (i) the operating segments you have identified in accordance with FASB ASC 280-10-50-1 through 50-9, (ii) the factors used to identify your reportable segment, and (iii) the basis for aggregating the identified operating segments into a single reportable segment given the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12.  Please be sure to explain to us in detail how the aggregation of all of the activities into one reportable segment complies with the aggregation criteria.

Response:

Since 2004, our global modular carpet business has been reported as a single segment entitled “Modular Carpet.”  (The other four reportable segments we had in 2004 have since been sold or closed.)  While we operate in regions divided upon geographic lines – namely, the Americas, Europe and Asia-Pacific – management (including the chief operating decision maker) has viewed the modular carpet business as one reportable segment due to the very similar nature of our global operations, as discussed below.  Most strategic and other major operational decisions regarding resource allocation, marketing, information technology and financial direction are made at the parent company level with respect to all geographic regions, and the current trend is to centralize further all such decision-making at the parent company level.  As a result, management views the geographic regions as part of one global modular carpet business with international locations.

Under ASC 280, treating our global modular carpet business as a single segment is appropriate if the geographic regions exhibit similar economic characteristics, and if they are similar in the five additional areas addressed below.  Regarding economic similarities, our current gross margins across operating regions are similar (within 150-200 basis points), and we currently expect them to remain so. A review of our margins over the last five years does show some variability, largely due to the worldwide global economic crisis of the recent past—however, the trend is towards convergence.  Our analysis of the other five factors is as follows:

a.           The nature of the products and services. The Company sells essentially the same product (tufted modular carpet) on a global basis.  The majority of the Company’s products can be made at any Company manufacturing facility worldwide.

b.           The nature of the production processes.  The production processes are similar across all of the Company’s global manufacturing locations.

c.           The type or class of customers for products and services.  While certain regions may be more weighted toward a type of customer (corporate office, education, healthcare, hospitality etc.), our customers generally are end-users of commercial interiors where architects and designers are heavily involved in specifying or selecting the flooring products.  We reach these customers through our own sales force and the use of dealers.  It also should be noted that, although we can obtain discrete sales information by type of end-use customer, we do not maintain any other discrete financial information by vertical channel.

U.S. Securities and Exchange Commission, July 31, 2013

d.           The methods used to distribute products or services.  The methods for product distribution are identical around the world, except in our small U.S.-based business called FLOR that is focused on modular carpet sales directly to residential consumers.  FLOR would potentially qualify for a separate segment given its different business model, but at its current size (approximately 5% of total revenue), it meets the aggregation criteria for inclusion in our modular carpet business as discussed in ASC 280.

e.           The nature of the regulatory environment.  There are no significantly different regulatory requirements across our global business.

In addition, we believe that our MD&A disclosure provides readers with appropriate data regarding our regions.  The MD&A in our 2012 10-K, for example, is detailed by geographic region, and includes information on selling price per square yard, macroeconomic factors and vertical channels that have been successful in each region, as well as factors which have adversely impacted each region.  We believe this level of detail, which clearly identifies sales performance by region and vertical channel, gives the reader adequate information to understand our global operations and risks.

While discrete financial information is available at a disaggregated level for our geographic operating regions, we believe that the nature of corporate allocations and intercompany sales among regions could potentially present an inaccurate depiction of profitability on a regional basis.  Our historical gross margin percentages across all geographic regions, as discussed above, do not, we believe, indicate that the businesses are operationally different, other than their responses to local conditions that we adequately discuss in our MD&A.  In summary, due to the similarity of our business worldwide and the approach taken by management in allocating resources and making decisions, we believe our current segment disclosure presents an appropriate view of the Company and its operations.

Supplemental Guarantor Condensed Consolidating Financial Statements, page 75

8.
We note your disclosure that the guarantor subsidiaries consist of your principal domestic subsidiaries.  Please revise your disclosure to state, if true, that the guarantor subsidiaries are 100% owned by you or advise us of the basis of your presentation.  Please note a subsidiary guarantor qualifies for relief under paragraph (f) of Rule 3-10 of Regulation S-X if it is 100% owned, as defined within paragraph (h)(1) of Rule 3-10 of Regulation S-X.

Response:

All of our guarantor subsidiaries are 100% owned by us, and we will clarify this fact in future filings.

U.S. Securities and Exchange Commission, July 31, 2013

* * * * *

Additionally, in response to the Staff’s request, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Staff is requested to direct any further questions regarding this filing and this letter to the undersigned at (770) 437-6862.  Please let me know if you would like us to send you any courtesy paper copies of this response.  Thank you.

                      Sincerely,

                      /s/ David B. Foshee
                      David B. Foshee
                      Vice President, Senior Counsel
                      and Assistant Secretary

cc:           Raymond S. Willoch, Esq. General Counsel, Interface, Inc.
W. Randy Eaddy, Esq., Kilpatrick Townsend LLP